UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 24, 2012

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

January 20, 2012

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5 Uchisaiwaicho
Chiyoda-ku, Tokyo

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Transformation into “Substantive One Bank” Structure

~ Organizational Change of Mizuho Financial Group, Mizuho Bank and Mizuho Corporate Bank ~

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”) announced in “Actions to Restore Customer Confidence,” dated May 23, 2011 that MHFG and its group companies (collectively referred to as “Mizuho”) had decided that Mizuho would “substantively transform into ‘one bank’ and consider integration by merger, etc., in the future.” Subsequently, on November 14, 2011, MHFG, Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) jointly announced the “Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.”

While MHBK and MHCB plan to conduct a merger by around the end of the first half of fiscal year 2013, on the assumption that filings will have been made to, and permissions obtained from, the relevant authorities in Japan and any foreign countries, MHFG, MHCB and MHBK will implement the “substantive one bank” structure in April 2012, prior to the effective date of the merger. MHFG, MHCB and MHBK hereby jointly announce that the organization under the “substantive one bank” structure (“Organization under ‘Substantive One Bank’ Structure”) was decided today at their respective board of directors meetings, as described below.

1.	Objective of Organization under “Substantive One Bank” Structure

Mizuho, as the only financial group in Japan with banks, trust banks and securities companies under one umbrella, aims to further improve customer convenience by establishing a new corporate structure and corporate governance structure, with which it will be able to utilize the functions it possesses most effectively.

The objective of this organizational change is to realize the synergies generated from the merger of MHBK and MHCB as soon as possible, by implementing the “substantive one bank” structure in April 2012, prior to the effective date of the merger of MHBK and MHCB.

Specifically, Mizuho plans to (a) unify the corporate planning and management units, (b) reorganize the relationship management units, the products units and the markets unit across the banks and establish new units.

Through the establishment of this new organizational structure, Mizuho aims to maximize group profitability by improving customer convenience, strengthening group governance and improving group management efficiency.

(1)	Objective of the Reorganization of Corporate Planning and Management Unit

~ Strengthening of Group Governance and Improvement of Group Management Efficiency ~

•

To implement a group-wide strategy, developed by the holding company, which takes into account the business circumstances of each group company and for the business plans of each group company to be developed in accordance with such group-wide strategy. These various strategies across the group companies are to be developed in a unified and timely manner with a view to optimizing management resources.

•

To strengthen the holding company’s management structure so that any events that occur with respect to a group company can be reflected in the business administration of the group companies in a more prompt manner.

•	To realize a more prompt decision-making process and to streamline operations and personnel.

(2)	Objective of the Reorganization of Relationship Management Units and Products Units

~ Enhancement of Profitability and Establishment of Competitive Advantage ~

•

To promptly respond to various customer needs Mizuho will redefine customer segments in a more detailed manner and establish a cross entity structure across MHBK and MHCB that will ensure the provision of appropriate business solutions to each customer.

•

To offer various financial services that meet every possible customer need in a prompt manner through group wide collaboration, Mizuho will strengthen business promotion activities through cross-organizational development of the financial know-how and industry knowledge of both MHBK and MHCB.

(3)	Objective of the Reorganization of Markets Units

~ Strengthening Market Operation Efficiency and the Effective Utilization of Risk Capital~

•

To establish an organizational structure that would enhance market related profits through the strengthening of market operation efficiencies, both in the use and sourcing of funds, the effective utilization of risk capital and enhanced risk management.

2.	Reorganization of Each Company

(1)	Corporate Planning and Management Unit

•

The groups within the Corporate Planning and Management Unit will be reorganized according to their respective duties and functions and, in principle, the executive officer in charge will assume the corresponding post at each of MHFG, MHBK and MHCB concurrently.

•

The divisions that comprise each group will also be reorganized according to their respective duties and functions and, in principle, the general manager in charge will assume the corresponding post at each company concurrently.

•	In principle, the executive officer of MHFG in charge of the corporate planning and management unit will concurrently serve as the vice executive officer in charge of Mizuho Trust & Banking Co., Ltd.

(2)	Relationship Management Units, Products Units and Markets Unit

•

With respect to business promotion structure of MHBK and MHCB in relationship management business, customer segments will be redefined in more detail based on customer characteristics and an organizational structure across MHBK and MHCB for each segment will be established, in order to better meet the diversified needs of customers in a prompt manner. Specifically, customer segments will be reorganized into 6 units, the “Corporate Banking Unit (Large Corporations)”, the “Corporate Banking Unit”, the “Financial Institutions & Public Sector Business Unit”, the “Retail Banking Unit”, the “Personal Banking Unit” and the “International Banking Unit” (collectively, “relationship management units”), and an organizational structure across MHBK and MHCB will be established to offer advanced solutions to the specific needs of the targeted customers of each unit. The organizational change undertaken pursuant to the “substantive one bank” reorganization will not affect any business promotion division/branch that is a direct contact of a Mizuho customer.

•

From the perspective of efficient management resources utilization and facilitating the sharing of business know-how, those organizations that provide product functions will be consolidated into multiple units across MHBK and MHCB, separate from the relationship management units. Specifically, such organizations will be reorganized into three units, the “Investment Banking Unit”, the “Transaction Banking Unit” and the “Asset Management Unit”, so that each unit can provide products that meet the needs of MHBK and MHCB customers on a group-wide basis. In addition, a “Securities and Trust Collaboration Enhancement Division” will be established in both MHBK and MHCB and will act to facilitate collaboration between the banking and trust functions and between the banking and securities functions. Mizuho expects that these measures will lead to improvements in customer convenience, as customers of both banks will be able to take advantage of the product expertise accumulated by both banks.

•	Those organizations that provide market functions will be consolidated into the “Market Unit” across MHBK and MHCB in order to enhance market related profits.

•	In principal, the executive officer in charge of each unit will assume the corresponding post at each of MHBK and MHCB concurrently.

3.	Appendix

Exhibit “Outline of Organization under ‘Substantive One Bank’ Structure”

[End of Document]

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Exhibit

Outline of Organization under “Substantive One Bank” Structure

Outline of Organization of Corporate Planning and Management Unit

ø	FG: Mizuho Financial Group, Inc., BK: Mizuho Bank, Ltd., CB: Mizuho Corporate Bank, Ltd., TB: Mizuho Trust & Banking Co., Ltd. (the same shall apply in the chart below.)
ø	With respect to Internal Audit, the current structure will be maintained in order to ensure mutual checks among the entities in light of the unification of business operation.

Outline of Organization of Relationship Management Units, Products Units and Markets Unit